

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2012

Via E-mail
Arnold Tinter
Chief Financial Officer
T.O Entertainment, Inc.
1175 Osage #204
Denver, CO 80204

Re: T.O Entertainment, Inc.
Amendment No. 2 to Current Report on Form 8-K
Filed May 24, 2012
File No. 000-53340

Dear Mr. Tinter:

We have reviewed your responses to the comments in our letter dated April 26, 2012 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of the Form 8-K that you are an emerging growth company and revise your filing to:

   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. We note your response to our prior comment 1 and reissue in part. Please file executed copies of Exhibits 10.2 and 10.3 or advise.

We have significant amount of outstanding indebtedness, page 21

3. We note your response to our prior comment 1. Please explain here that you have 13 outstanding bank loans, which together had an outstanding principle balance of approximately $4,697,805.

Audited Financial Statements for the Year Ended March 31, 2011
Notes to the Financial Statements

Note 10. Convertible Bonds, page F-16

4. We note from your response to our prior comment 10 and your revised disclosure in Note 10 that the stock price on grant date was based on prior sales of your stock. Please tell us the dates of the sales of stock that were used for the valuation and tell us the dates that the convertible bonds were issued. If the dates of the sales of stock are not relatively close to the dates of the issuance of the convertible bonds, please explain to us why you believe that the stock price used represents the fair value of your stock on the date of issuance of the convertible bonds.

Note 14. Investment in Animated Films, page F-20

5. We note from your response to our prior comment nine and your revised disclosure in Note 14 that for the year ended March 31, 2011 Projects A and B generated income of $3,190,650. In light of the fact that it appears that you have a 20% ownership interest in each of these projects, please tell us why the amount of income from unconsolidated entities recorded on the income statement of $240,176 does not equal 20% of the total income of these projects as disclosed in Note 14.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: via E-mail
        Gary Joiner, Esq.